Exhibit 99.1
NOTICE

Notice is hereby given that the Thirteenth Annual General Meeting of the Members of Rediff.com India Limited will be held on Wednesday, 24th September, 2008, at 10 a.m. (IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited Balance Sheet as at March 31, 2008 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors’ thereon.

2.	To appoint a Director in place of Mr. Sridar Iyengar, Director retiring by rotation and being eligible, offers himself for reappointment.

3.	To appoint a Director in place of Mr. Pulak Prasad, Director retiring by rotation and being eligible, offers himself for reappointment.

4.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

“RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company.”

SPECIAL BUSINESS:

5.	To consider and if thought fit, to pass with or without modification, the following resolution as Ordinary resolution:

“RESOLVED THAT pursuant to the provisions of Section 269 read with Schedule XIII and any other applicable provisions of the Companies Act, 1956, including any statutory modification or re- enactment thereof, the approval of the members be and is hereby accorded for the re-appointment of Mr. Ajit Balakrishnan as the managing director of the Company for a period of 5 years commencing from 23rd August, 2008 on the same terms and conditions as set out in the draft agreement the details of which are specified in the Explanatory Statement annexed to the Notice convening this meeting.

“RESOLVED FURTHER THAT the Board of Directors and the Company Secretary Ms. Jyoti Dialani be and they are hereby authorized to do all such acts,

deeds and things, to execute all such documents, instruments and writings as may be required and to take all such steps as may be necessary, proper and expedient to give effect to the aforesaid resolution.”

6.	To consider and if thought fit, to pass with or without modification, the following resolution as Special resolution:

“RESOLVED THAT in accordance with the provisions of Section 372A and other applicable provisions, if any, of the Companies Act, 1956 and other applicable laws and subject to such consents and such other approvals as may be necessary and subject to such conditions and modifications as may be considered necessary by the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this resolution) or as may be prescribed or made, in granting such consents and approvals and which may be agreed to by  the Board, the consent of the Company, be and is hereby accorded to the Board for promoting a subsidiary company in India with such name as may be decided by the Board as per applicable local regulations and for subscribing upto Rs. 45 crores in the equity share capital of such newly formed company at such time or times, in such tranche or tranches, in such manner as the Board may, in its sole discretion think fit, on such terms and conditions as may be decided and deemed appropriate by the Board.

RESOLVED FURTHER THAT the Board, be and is hereby authorized to delegate all or any of the powers herein conferred to any committee or directors or chief financial officer or any executive director or directors or any other officer or officers of the Company to give effect to the aforesaid resolution, to settle all matters arising out of and incidental to the proposed investment, generally to take all such steps as are necessary and incidental to the implementation of this resolution and to do all such acts, deeds, matters and things as may be deemed necessary, desirable and expedient to give effect to this resolution.”

By Order of the Board
For Rediff.com India Limited

sd/-
PLACE: MUMBAI	Jyoti Dialani
DATE: 27th August, 2008	Company Secretary & Manager Legal

NOTES:

1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER OF

THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL GENERAL MEETING.

2.	The relative Explanatory Statement pursuant to the provisions of Section 173 of the Companies Act, 1956 for item Nos. 5 is enclosed and forms part of this Notice.

REDIFF.COM INDIA LIMITED

EXPLANATORY STATEMENT PURSUANT TO THE PROVISIONS OF SECTION 173(2) OF THE COMPANIES ACT, 1956.

Pursuant to the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out the material facts relating to the item of Special Business mentioned in the accompanying Notice dated 27th August, 2008 and shall be form part of the Notice

Item No.5

Mr. Ajit Balakrishnan is the Founder of the Company and has been the Chairman and Managing Director and CEO since inception.

At the annual general meeting held on September 29, 2003, the members of the Company re-appointed Mr. Ajit Balakrishnan as the Chairman and Managing Director for a period of five (5) years w.e.f. 24th August, 2003. Accordingly, Mr. Balakrishnan held the office till 23rd August, 2008. The Board of Directors at their meeting held on July 22, 2008 approved the re-appointment of Mr. Balakrishnan as the Managing Director of the Company for a period of five (5) years with effect from August 23, 2008, subject to the approval of the members.

The principal terms and conditions of re-appointment of Mr. Ajit Balakrishnan are as under:
1)	Period of Appointment: 5 years with effect from August 23, 2008.
2)	Mr. Ajit Balakrishnan shall carry out such duties and exercise such powers as may be entrusted to him from time to time by the Board.
3)
The Managing Director shall be entitled for the reimbursement of any out-of pocket expenses, travelling and conveyance expenses that may be incurred by the Managing Director in discharge of his duties in terms of this Agreement.

In compliance with the requirements of the Act, the terms of re-appointment specified above are now placed before the members in the General Meeting for their approval.

This may be treated as an abstract of the draft agreement between the Company and Mr. Ajit Balakrishnan pursuant to Section 302 of the Companies Act, 1956.

The draft agreement between the Company and Mr. Ajit Balakrishnan is available for inspection by the members of the Company at its Registered Office between 11.00 a.m. to 1.00 p.m. on any working day of the Company.

The Directors, therefore, recommend the passing of the Resolution under Item no.5 of the accompanying Notice.

No Director other than Mr. Ajit Balakrishnan may be considered to be concerned or interested in the passing of this Resolution.

Item no. 6

With a view to consolidate the efforts of the Company in respect of the investment of surplus funds of the Company, it is deemed expedient to promote a subsidiary company in India subject to the approval of the shareholders. The Company shall invest the surplus funds in the equity share capital of the said newly formed company not exceeding Rs. 45 crores in one or more tranches and at such time and in such manner as may be deemed expedient in the interest of the Company.

The Directors, therefore, recommend the passing of the Resolution under Item no.5 of the accompanying Notice.

No Director may be considered to be concerned or interested in the passing of this Resolution.

By Order of the Board
For Rediff.com India Limited

sd/-
PLACE: MUMBAI	Jyoti Dialani
DATE: 27th August, 2008	Company Secretary & Manager Legal

REDIFF.COM INDIA LTD
Regd. Office: 1st  Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

ATTENDANCE SLIP

Folio No.
No. of Shares held

I hereby record my presence at the Twelfth Annual General Meeting of the Company being held at Registered Office at 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016
at 10.00 a.m. (IST) on Wednesday, 24th September, 2008.

__________________________
Signature of attending Member/Proxy

Name: _____________________

Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.

REDIFF.COM INDIA LTD
Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

PROXY

I/We, ___________________________________________________, of _______________________ in the district of ___________________________ being a member/members of the above Company hereby appoint ___________________________________________________ of _______________________ in the district of __________________________________________ or failing him ____________________ of __________________________________________ in the district of ___________________________ as my/our Proxy to attend and vote for me/us and on my/our behalf at the Twelfth Annual General Meeting of the Company to be held on Wednesday, 24th September, 2008 at 10a.m.(IST) and at any adjournment thereof.

Signed this _______________________ day of _________________ 2008

Folio No.
No. of Shares held

Signature	Affix
Re. 0.15
Revenue
Stamp

This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.
* Strike out whichever is not applicable.
Note: 1. The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting.
           2.    A proxy need not be a member.